                                                                  EXHIBIT T3E-15



                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY

                   CONSOLIDATED QUARTERLY FINANCIAL STATEMENTS

                     THREE MONTH PERIOD ENDED MARCH 31, 1998


                                TABLE OF CONTENTS

                                                                 Page
                                                                 ----
Chairman's Letter                                                 1 - 3


Report of the Chief  Financial Officer                            4 - 6


Financial Statements and Notes                                    7 - 13

    The accompanying unaudited interim consolidated financial statements were prepared on a consistent basis utilizing the accounting policies described in the Summary of Significant Accounting Policies included in the notes to the consolidated financial statements of the Company for the years ended
    December 31, 1997 and 1996. These policies and the Notes to Consolidated
    Financial Statements should be read in conjunction with the accompanying statements. These interim statements have been drawn from unaudited internal data and include all adjustments which the Company believes necessary to a fair presentation of the statements. The interim operating results are not necessarily indicative of the results expected for the full year.


Management's Discussion and Analysis of Financial Condition      14 - 16
    and Results of Operations

                                  May 15, 1998


TO ALL STOCKHOLDERS AND BONDHOLDERS:

         Enclosed are the consolidated financial statements of San Jacinto Holdings, Inc. (the "Company") and its operating subsidiary, Safeguard Business Systems, Inc. ("Safeguard") for the three month periods ended March 31, 1998 and 1997.

         Operating earnings for the first quarter or 1998 (EBITDA) were $3.0 million compared to the prior year $4.8 million. These operating results were in line with management expectations and were influenced by several factors as set forth in the accompanying report. Net sales results and trends did not meet management expectations for this period. Notwithstanding the decrease compared to prior year, Safeguard continues to reflect improvements and sound development commitments for the future which management believes will, in time, reverse the negative sales trends.

         Previously announced divestitures impacted operating results for the first quarter. The sale of the Company's United Kingdom subsidiary occurred in December. Those operating results are not included in the first quarter of 1998 as they were in 1997. Safeguard completed, during the first quarter, the divestiture of its Data Services operation in California reporting neither a gain or loss in the transaction. The Data Services operations were less than 10% involved in or related to the primary business of Safeguard and thus did not represent a significant opportunity for the core operating direction of the Company. This action is consistent with management's focus on core operations and basic company strengths.

         As previously reported, Safeguard's Automated Payroll Services, with sales of $8.0 in 1997 were sold to Advantage Payroll Services, Inc. headquartered in Maine, effective April 1, 1998. Concurrent with the sale, Safeguard entered into a Strategic Alliance with Advantage permitting Safeguard and its Distributors to continue to market and sell this product. The Company's four payroll operating centers are continuing to function under Advantage's ownership. The net reported gain on this sale was $6.4 million. During the past five years, Safeguard incurred operating losses of approximately $8 million in this line of business and would have been required to make significant capital expenditures in the near future to remain competitive in the marketplace. The net reported gain is a partial recovery of prior years' losses and investments in this line of business. The Company tried over a period of several years to make a successful operation out of this service. We concluded that it was very unlikely to happen in the future based on current and previous experiences. We consider this sale and Strategic Alliance to be a good solution for all concerned.

         During the two year period 1995-1997, Safeguard completed a comprehensive operational reorganization to provide a foundation and improved opportunity for future growth. These major initiatives included: relocation of Corporate Headquarters from Pennsylvania to Texas; centralization of the Sales and Marketing divisional functions; significant and far reaching technological changes with the introduction of new operating systems throughout the Company. During the period of 1995-97, Safeguard invested $15.5 in capital expenditures to achieve the required technological capabilities needed for the future; and made broad commitments to strengthen and expand Safeguard's independent distributor network. Several of these changes, most notably the conversion in 1997 to the AS400 computer system, resulted in significant operating problems and costly disruptions which are now largely resolved. These and related changes were a necessary process for Safeguard to transition into a better future opportunity.

         At the present time, Safeguard is undergoing intense scrutiny of its entire manufacturing process to insure its cost effectiveness and competitive capabilities going forward. In recent months, significant senior management changes have been made. That transition is expected to proceed smoothly and will have a meaningful impact on future operating costs and productivity. It is essential that the Company remain operationally competitive with respect to its cost structure, the quality of its products and services and to respond timely to market demands and trends. This we can and will do.

         A Company wide in-depth customer service improvement program was initiated at the beginning of the second quarter, which will favorably impact our end-user customers and our Distributors. This far reaching initiative is lead by senior management personnel and will embrace all operating areas. We will soon be announcing programs to include the active participation of all employees, as well as our independent Distributors. The opportunities to enhance our operations are substantial and we are committed to achieving those objectives.

         During the first quarter of this year, a final resolution was made of the remaining issues in the previously reported California litigation, known as the "Gentis" litigation. On April 22, 1998, the California Supreme Court declined to hear our appeal of the California Court of Appeal decision on the Gentis litigation. The Court action means that the appellate court decision is final, in holding that 13 former California distributors were franchisees under the California Franchise Investment Law. This action has no impact on Safeguard's current reported operating results since such contingency was reserved for when the legal settlement was reached in late 1996.

         We appreciate your continued support and will inform you of the progress of these many efforts in subsequent reports.

                                            Sincerely,

                                            /s/Elvis L. Mason

                                            Elvis L. Mason

                                            Chairman & C.E.O.

                                  May 15, 1998


REPORT OF THE CHIEF FINANCIAL OFFICER

         Of significant interest during the first quarter of 1998 is the sales of the data services and payroll processing operations. As reported in the 1997 Annual Report the Company decided in the fourth quarter of 1997 to divest of these operations to allow greater focus on its core operations of manufacturing and distributing business information systems, printed forms and checks. The data services operations, a California based data processing service, was sold effective January 1, 1998 at approximately the net book value of the assets associated with this line of business with future consideration to be received in the form of royalty payments beginning in 1999. On March 31, 1998, the Company entered into an agreement to sell its payroll processing operations to Advantage Business Services Holdings, Inc. ("Advantage"). The payroll processing operations were sold for $8.0 million after payments to third parties, and resulted in a gain of $6.4 million reported in the first quarter of 1998. The operating results of the data services and payroll processing operations have been classified as discontinued operations and are shown below the results from continuing operations. In conjunction with the sale of the payroll processing operations, Safeguard entered into a strategic alliance with Advantage to continue to provide payroll processing services to the small business marketplace through its distributor network.

                       FINANCIAL AND OPERATING HIGHLIGHTS


Net sales for the first quarter of 1998 are $42.3 million, some $0.9 million below the same period in 1997 without the 1997 sales from the European operations. Viewed historically against first quarter 1997 sales amounts, this comparison to first quarter 1998 sales reflects a decline of $5.7 million or 11.9% from the same quarter in 1997. The significant drop in sales is primarily attributable to the Company's decision to sell its investment in Safeguard Systems Europe Limited, a wholly owned subsidiary of Safeguard. The investment was sold on December 2, 1997. The sales results for the first quarter of 1998, excluding European operations, reflect a 6.8% decrease in sales of manual forms, a 5.9% decline in computer forms and a 2.4% decline in sourced products (products produced by other vendors and sold through Safeguard) sales. This decline is off-set in part by double digit growth in laser form sales. The changes in sales trends from manual forms and pin fed computer forms to laser forms can only be addressed through continuing efforts to cross sell newer products to customers that currently utilize Safeguard's more mature products as well as through new product offerings. The Company has established a formalized process to identify and explore new products to our customer base of small businesses.

Earnings from continuing operations before amortization, depreciation, interest and income taxes (EBITDA) in 1998 are $3.0 million compared to $4.8 million in 1997, reflecting a decline of $1.8 million. The decline in earnings is attributable to a 1.7%, as a percentage of net sales, decline in gross profit partially off-set by a reduction in selling and administrative expenses. The reduction in gross profit is a result of the shift in product mix from manufactured to non-manufactured products. Non-manufactured products carry greater direct costs resulting in a smaller product margin.

The Company's operations in Europe were sold on December 2, 1997 at a gain of $2.5 million. Net sales of $4.8 million and $0.5 million in EBITA are included in the first quarter of 1997 operation results and are not included in the first quarter of 1998's operation results.

The Company's net loss from continuing operations is $2.1 million in the first quarter of 1998 compared to $5.6 million for the same period in 1997. The improvement in operating results is attributable to the Company's customer list being fully amortized at December 31, 1997. The amortization savings was partially off-set by a reduction in gross profit, as discussed above. Additionally, interest expense was reduced by 6.7% as a result of a reduction in the average outstanding borrowings. The operating losses include amortization (non-cash) charges of $0.4 million for the first quarters of 1998 and $4.8 million in 1997. Due to the payroll operation gain of $6.4 million, the Company recorded net income including discontinued operations of $4.9 million for the first quarter of 1998 against a net loss of $5.5 million for the first quarter of 1997.

                                1998 INITIATIVES

While the Company has many challenges to face in 1998, from within the industry and internally, management remains committed to improving the relationship with its distribution channel, as well as improving the quality and performance of our products and services. As indicated in the Chairman's letter, the Company has begun to place renewed emphasis on "Customer Satisfaction" as one of its strategic objectives for the future. To achieve the level of customer satisfaction that will aid the Company in securing a profitable and strong future; the management team, our distribution network, and every employee will be dedicated to providing that extra effort necessary to make our customers, our most important relationship, completely satisfied with their Safeguard experience. It is enough to say that the Company's goal will be to provide total customer satisfaction. Anything less will be unacceptable.
Thank you for your continued support and contribution.

                                                     Sincerely,

                                                     /s/Michael D. Magill

                                                     Michael D. Magill
                                                     Senior Vice President
                                                     Chief Financial Officer

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
                                 ($000 omitted)
                                   (Unaudited)

                                                                                  March 31,        December 31,
                                                                                    1998               1997
                                                                                    ----               ----
                                                    ASSETS
Current assets:
    Cash and cash equivalents                                                     $   1,040         $     385
Receivables less allowances                                                          20,026            22,340
    Inventories                                                                       7,582             7,424
    Assets held for disposition                                                        --                 500
    Other current assets                                                             13,561             1,113
                                                                                  ---------         ---------
         Total current assets                                                        42,209            31,762

Property, machinery and equipment - net                                              13,586            14,756
Excess purchase price over net assets acquired                                       41,413            41,773
Other assets                                                                          1,919             1,921
                                                                                  ---------         ---------

         Total assets                                                             $  99,127         $  90,212
                                                                                  =========         =========


                                   LIABILITIES AND STOCKHOLDERS' DEFICIENCY

Current liabilities:
    Current debt obligations                                                      $   8,185         $   9,563
    Accounts payable                                                                 17,261            15,740
    Accrued expenses                                                                 17,000             8,872
                                                                                  ---------         ---------
         Total current liabilities                                                   42,446            34,175

Long-term debt                                                                      102,468           105,507
Other liabilities                                                                     7,024             8,091

Stockholders' deficiency:
    Preferred stock:
          $5.00 Junior preferred stock, par value $.01 a share Authorized
          1,000,000 shares, $5 cumulative No shares issued and outstanding
    Common stockholder's equity:
          Common stock, par value $.01 a share:
          Authorized 2,000,000 shares,
          Issued and outstanding 1,052,384 shares                                        11                11
           Additional paid-in capital                                                94,143            94,143
    Deficit                                                                        (145,915)         (150,780)
    Foreign currency translation adjustment                                          (1,050)             (935)
                                                                                  ---------         ---------
        Total stockholders' deficiency                                              (52,811)          (57,561)
                                                                                  ---------         ---------

        Total liabilities and stockholders' deficiency                            $  99,127         $  90,212
                                                                                  =========         =========

                               See notes to consolidated financial statements.

                                                      7

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                 ($000 omitted)
                                   (Unaudited)

                                                          Three Months Ended March 31,
                                                             1998             1997
                                                             ----             ----
Net sales                                                  $ 42,253         $ 47,976

Cost of sales                                                20,126           22,010
                                                           --------         --------

Gross profit                                                 22,127           25,966

Selling and administrative expense                           20,846           23,499
Other income - cash received greater than
  carrying value of  distributor receivables                   (474)            (472)
Amortization expense                                            446            4,787
Interest expense                                              3,394            3,637
                                                           --------         --------

Loss from continuing operations before income taxes          (2,085)          (5,485)
Income tax provision                                           --                 88
                                                           --------         --------
Loss from continuing operations                              (2,085)          (5,573)

Discontinued operations:
  Gain on disposition                                         6,438             --
  Income from operations                                        512               37
                                                           --------         --------
                                                              6,950               37
                                                           --------         --------

Net income (loss)                                          $  4,865         $ (5,536)
                                                           ========         ========

                   See notes to consolidated financial statements.


                                         8

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIENCY
                           PERIOD FROM JANUARY 1, 1997
                                TO MARCH 31, 1998
                                 ($000 omitted)
                                   (Unaudited)

                                                                                                                         Foreign
                                                                                      Additional                         Currency
                           Preferred Stock                Common Stock                   Paid                           Translation
                       Shares         Amount         Shares            Amount           Capital            Deficit      Adjustment
                    ----------      ----------     ----------        ----------        ----------        ----------     ----------
Balance -
 January 1, 1997            --       $      --      1,052,384        $       11        $   94,143        $ (126,880)    $     (960)


Net loss                                                                                                    (23,900)

Unrealized gain on
  foreign currency
  translation                                                                                                                   25
                    ----------      ----------     ----------        ----------        ----------        ----------     ----------

Balance -
 December 31, 1997          --              --      1,052,834                11            94,143          (150,780)          (935)


Net income                                                                                                    4,865

Unrealized loss on
  foreign currency
  translation               --              --           --                --                --                --             (115)

                    ----------      ----------     ----------        ---------         ----------         ----------     ----------
Balance -
   March 31, 1998           --           $  --      1,052,384        $       11        $   94,143        ($ 145,915)    ($   1,050)
                    ==========      ==========     ==========        ==========        ==========        ==========     ==========

                                           See notes to consolidated financial statements.


                                                                 9

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 ($000 omitted)
                                   (Unaudited)

                                                                 Three Months Ended  March 31,
                                                                      1998            1997
                                                                    -------         -------
Cash Flows from Operating Activities:
   Net income (loss)                                                $ 4,865         $(5,536)
   Adjustments to reconcile net loss to cash
     provided by operating activities:
     Amortization                                                       446           4,787
     Depreciation                                                     1,259           1,892
     Gain on disposition of payroll operations                       (6,438)           --
     Unrealized exchange gain (loss)                                   (115)             63
   (Increase) decrease in operating assets:
     Receivables                                                      2,314          (1,352)
     Inventories                                                       (158)            452
     Assets held for disposition                                        500              66
     Other assets                                                    (1,323)           (676)
   Increase (decrease) in operating liabilities:
     Accounts payable                                                 1,521             240
     Accrued expense and other liabilities                            2,407          (1,274)
                                                                    -------         -------
     Net cash provided by (used in) operating activities              5,278          (1,338)

Cash Flows from Investing Activities:
   Purchase of property, machinery and equipment                       (104)         (2,233)
   Adjustment due to currency fluctuations
     and foreign purchase price adjustments                               1             433
                                                                    -------         -------
     Net cash used in investing activities                             (103)         (1,800)
                                                                    -------         -------

Cash Flows from Financing Activities:
   Repayment of Long-Term debt and capital lease obligations         (2,260)         (1,719)
   Borrowings from repayment of revolving loans                      (2,260)          4,836
   Net proceeds from foreign obligations                               --                25
                                                                    -------         -------
     Net cash provided by (used in) financing activities             (4,520)          3,142
                                                                    -------         -------

Increase in cash and cash equivalents                                   655               4

Cash and cash equivalents at beginning of period                        385             482
                                                                    -------         -------

Cash and cash equivalents at end of period                          $ 1,040         $   486
                                                                    =======         =======

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                     THREE MONTH PERIOD ENDED MARCH 31, 1998
                                 ($000 omitted)
                                   (Unaudited)
                                   (Continued)



Supplemental disclosure of noncash investing and financing activities:

     Capital lease obligations of $102 and $652 were entered into during the first three months of 1998 and 1997, respectively, to acquire certain machinery and equipment.

Supplemental disclosure of cash flow information:

                                                       Three Months Ended March 31,
                                                            1998          1997
                                                            ----          ----
     Earnings before interest, taxes, depreciation
        and amortization (EBITDA)                         $3,014        $4,831

     Earnings before interest, taxes and
        amortization (EBITA)                              $1,755        $2,939

     Cash paid during the period for:
                  Interest                                $1,507        $1,587

                 See notes to consolidated financial statements

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     THREE MONTH PERIOD ENDED MARCH 31, 1998
                                   (Unaudited)




NOTE A.   UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS:

         Basis of presentation - The accompanying interim financial statements have been prepared by the Company without audit. These statements include all adjustments which management believes necessary for a fair presentation of the statements and have been prepared on a consistent basis using the accounting policies described in the Summary of Significant Accounting Policies in the notes to the consolidated financial statements included in the Company's 1997 audited financial statements. These policies and notes to consolidated financial statements should be read in conjunction with the accompanying interim financial statements. The interim operating results are not necessarily indicative of the operating results expected for the full year. The accompanying financial statements as of and for the year ended December 31, 1997 are derived from the Company's audited financial statements as of that date.

         Reclassification - Certain reclassifications have been made to the 1997 financial statements to conform to the classifications used in 1998.


NOTE B.   DISCONTINUED OPERATIONS:

         In the fourth quarter of 1997, the Company announced its decision to divest of its payroll and data processing operations. On March 31, 1998, effective as of April 1, 1998, the Company sold its payroll processing operations to Advantage Business Services Holdings, Inc. Safeguard reported a gain of $6.4 million after expenses and payments to third parties. The proceeds from the sale were used to repay a portion of the Revolving Loan and a portion of the Term Loan, and to fund operations. The net assets of the data processing operations were sold at approximately net book value effective January 1998. Consideration for this sale will be in the form of royalty payments beginning in 1999.

         The net assets relating to the payroll and data processing operations have been segregated on the consolidated balance sheet from their historic classification to separately identify them as assets held for disposition. The net sales from discontinued operations were $2.9 million for the first quarter of 1998 and $3.5 million for the same period in 1997. The sales and related expenses of the operations were excluded from the determination of the Company's loss from continuing operations for the periods presented.


NOTE C.  INVENTORIES:

                                          March 31, 1998   December 31, 1997
                                          --------------   -----------------
                                                    ($000 omitted)
         Raw Material                          $4,541            $4,514
         Work-in-process                          311               307
         Finished Goods                         2,730             2,603
                                               ------            ------
                  Total                        $7,582            $7,424
                                               ======            ======

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     THREE MONTH PERIOD ENDED MARCH 31, 1998
                                   (Unaudited)





NOTE D.    LONG-TERM DEBT:

                                             March 31, 1998  December 31, 1997
                                             --------------  -----------------
                                                      ($000 omitted)
         Collaterialized Revolving Loan        $  16,126         $  18,086
         Revolving Loan                            6,200             6,500
         Term Loan                                 5,192             5,492
         Amended Exchange Loan                    15,792            17,227
         12% Senior Subordinated Notes            65,878            65,878
         8% Senior Subordinated Notes                  2                 2
         8% Subordinated Debentures                  263               262
         Capital lease obligations                 1,200             1,623
                                               ---------         ---------
                                                 110,653           115,070

         Less current debt obligations            (8,185)           (9,563)
                                               ---------         ---------

                  Total long-term debt         $ 102,468         $ 105,507
                                               =========         =========

         On April 1, 1998, the Company received proceeds totaling $11.3 million from the disposition of the payroll operations of which $3.3 million is payable to third parties associated with the sale of payroll operations. The funds were used to make an additional $1.3 million pay down of the Term Loan, and a permanent $2.2 million pay down of the Revolving Loan. The remaining funds were used to reduce the outstanding balance under the Collaterialized Revolving Loan.


NOTE E.  CONTINGENCIES:

         On April 22, 1998, the California Supreme Court declined to hear the Company's appeal of a decision on an issue reached in 1996 relating to the applicability of the California Franchise Investment Law to the Company's California distributors. The Court's action means the appellate court's decision is final. This action has no material impact on the Company's consolidated financial position and results of operation since this contingent liability was recorded in 1996. The remaining financial settlement will be satisfied in the second quarter of 1998.

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                      MANAGEMENT DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                THREE MONTH PERIODS ENDED MARCH 31, 1998 and 1997


RESULTS OF OPERATIONS

  The following commentary presents management's discussion and analysis of the Company's financial condition and result of operations. Certain of the statements included below, including those regarding future financial performance or results, or that are not historical facts, are or contain "forward-looking" information as that term is defined in the Securities Act of 1933, as amended. The words "expect", "believe", "anticipate", "project", "estimate", and similar expressions are intended to identify forward-looking statements. The Company cautions readers that any such statements are not guarantees of future performance or events and such statements involve risks, uncertainties and assumptions, including but not limited to industry conditions, general economic conditions, interest rates, competition, ability of the Company to successfully manage its growth, and other factors discussed below and in the Company's Annual Report for the year ended December 31, 1997. Should one or more of these risks or uncertainties materialize or should the underlying assumptions prove incorrect, those actual results and outcomes may differ materially from those indicated in the forward-looking statements. This review should be read in conjunction with the information provided in the financial statements, accompanying notes and selected financial data appearing in the Company's Annual Report for the year ended December 31, 1997.

  The following table sets forth, for the periods indicated, selected financial data as a percentage of net sales.

                                                                     Three Month Period
                                                                       Ended March 31,
                                                                     1998           1997
                                                                    ------         ------
         Net sales                                                  100.0 %        100.0 %
         Cost of sales                                                47.6           45.9
                                                                    ------         ------
         Gross profit                                                 52.4           54.1
         Selling and administrative expense                           49.3           49.0
         Other income - distributor receivables                       (1.1)          (1.0)
         Amortization expense                                          1.1           10.0
         Interest expense                                              8.0            7.6
                                                                    ------         ------
         Loss from continuing operations before income taxes          (4.9)         (11.4)
         Income tax provision                                         --              0.2
                                                                    ------         ------
         Loss before discontinued operations                          (4.9)         (11.6)
         Discontinued Operations:
           Gain on disposition                                        15.2           --
           Income from operations                                      1.2            0.1
                                                                    ------         ------
                                                                      16.4            0.1
                                                                    ------         ------
         Net income (loss)                                          11.5 %          (11.5)%
                                                                    ======         ======

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                      MANAGEMENT DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                THREE MONTH PERIODS ENDED MARCH 31, 1998 AND 1997

RESULTS OF OPERATIONS - Continued

COMPARISON OF THE THREE MONTH PERIOD ENDED MARCH 31, 1998 TO THE THREE MONTH PERIOD ENDED MARCH 31, 1997. NET SALES. Net sales from continuing operations for the first quarter of 1998 by operating segment are as follows:

                                          Three Months Period Ended March 31,
                                                1998              1997
         Net Sales:
            North America                     $42,253           $43,199
            Europe                               --               4,777
                                              -------           -------
                  Total                       $42,253           $47,976
                                              =======           =======

Excluding sales from Europe, the first quarter of 1998 sales results are $946 (or 2.2%) below the same period in 1997. The sales results reflect a 6.8% decline in manual forms, a 5.9% decline in computer forms and a 2.4% decline in sourced product sales, partially off-set by a 25.2% growth in laser forms. The manual and computer forms sales results reflect the small business customer's transition from manual and pin-fed computer forms to laser forms. The decline in manual and computer forms sales is off-set in part by a 3.0% average price increase.

GROSS PROFIT. Gross profit margin is 52.4% of net sales for the first quarter of 1998 and 54.1% in 1997. Gross profit is before selling and administrative expenses, including commission expense. This decline in gross profit margin is attributable to a result of the change in the Company's product mix from manual and computer forms sales to laser forms and sourced products. Computer and laser forms, and sourced products carry greater material, direct labor and overhead costs (as a percentage of sales) resulting in lower gross profit margin than for manual forms.

                                           Three Month Period Ended March 31,
                                                  1998            1997
         Profit margin:
           Manual forms                           62.8%           62.2%
           Computer and laser forms               47.9            48.6
           Sourced products                       40.2            39.8
                                                ------          ------
                  Total                           52.4%           54.1%
                                                ======          ======

SELLING AND ADMINISTRATIVE EXPENSE. Selling and administrative expenses are $20.8 million in the first quarter of 1998 compared to $23.5 million for the same period in 1997, representing 49.3% and 49.0% of net sales in each period. The reduction in selling and administrative costs in the first quarter of 1998, is attributable to the Company's European operations and a decline in commission costs. The Company's operations in Europe, of which $1.5 million in costs are included in the 1997 results, was sold in December 1997. Commissions to independent distributors account for approximately 70% of total selling costs in 1998 and have remained constant as a percentage of net sales.

OTHER INCOME - Distributor Receivables. Other income (cash received greater than carrying value of Distributor receivables) is $0.5 million for the first quarter 1998 and 1997, representing 1.1% of net sales in 1998 and 1.0% in 1997. In connection with the Company's purchase price allocation for the acquisition of Safeguard in December 1986, the value assigned to distributor receivables associated with loans and advances previously made by Safeguard to facilitate the purchase of account protection rights by distributors was $4.8 million, net of deferred interest income of approximately $7.8 million. This value was primarily based on an independent valuation of the distributor receivables which aggregated approximately $26.0 million as of December 31, 1986. Due to the effect of collection and distributor advance policies instituted in 1988, the net distributor receivables balance was reduced to zero by early 1992. Cash collection of this distributor receivable are expected to continue in amounts approximating $2.0 million through the year 2000.

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                      MANAGEMENT DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                THREE MONTH PERIODS ENDED MARCH 31, 1998 AND 1997


RESULTS OF OPERATIONS - Continued

AMORTIZATION EXPENSE. Amortization expense is $0.4 million for the first quarters of 1998 and $4.8 million 1997. The expense consists primarily of the amortization of intangible assets, including the customer list, excess purchase price over net assets acquired and deferred financing costs. The significant decline in amortization expense in 1998 is as a result of the customer list being fully amortized at December 31, 1997. The customer list amortization was $4.3 million in the first quarter of 1997.

INTEREST EXPENSE. Interest expense is $3.4 million for the first quarter of 1998 and $3.6 million for the same period in 1997. The decrease in interest expense in 1998 is attributable to a reduction in the Company's average outstanding borrowings as a result of principal payments and the repayment of foreign debt obligations.

INCOME TAX PROVISION. The Company's provision for income taxes in 1997 is related to operations in Europe. No tax liability is incurred in the United States as a result of net losses from operations.

DISCONTINUED OPERATIONS. In 1997 the Company announced its decision to divest of its payroll and data processing operation. On December 31, 1997, effective January 1, 1998, the data services operations were sold at approximately net book value of the associated assets. On March 31, 1998, effective April 1, 1998, the payroll processing operations were sold, resulting in a gain of $6.4 million, reported in the first quarter of 1998. The net sales from discontinued operations were $2.9 in the first quarter of 1998 and $3.5 for the same period in 1997. The sales and related expenses of these operations are excluded from the determination of the Company's loss from continuing operations for the periods presented.

LIQUIDITY AND CAPITAL RESOURCES

The Company's primary sources of liquidity are cash flows generated from operations, cash on hand and borrowing capacity under the revolving loans. The Company's cash flows from operating activities is funds provided by operations of $5.2 million in the first three months of 1998. As of March 31, 1998, the Company had $1.0 million in cash and cash equivalents, $2.3 million in availability under revolving loans. At that date, the Company has a working capital deficiency of $0.2 million and a ratio of current assets to current liabilities of 0.99:1.

The Company's ongoing liquidity requirements arise primarily from capital expenditures, working capital needs and debt service. The Company's capital expenditures for the first three months of 1998 are $0.2 million in machinery and equipment. The Company anticipates total capital expenditures in 1998 of $3.0 million. These expenditures will be funded through additional capital lease obligations and cash flow from operations.

As described in Note B and above, on March 31, 1998, the Company sold its payroll operations. The net proceeds of $8.0 million, net of $3.3 million in payments due to third parties, was used to reduce the Revolving Loan to a borrowing capacity of $4.0 million and to repay an additional $1.3 million under the Term Loan. The remaining proceeds were used to reduce the outstanding borrowings under the Collaterialized Revolving Loan and outstanding trade payables. The Company has met all of its debt obligations and is not in default of any of its loan agreements. The Company continues to monitor its cash position and believes that sufficient funding exists to meet current obligations as they come due.